UNITED STATES SECURITIES AND EXHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)*
Enova Systems, Inc. ________________________________________________
(Name of Issuer)

Common Stock, no par value ________________________________________________
(Title of Class of Securities)

29355M200 ________________________________________________
(CUSIP Number)

December 31, 2008 ________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Shell Asset Management Company BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,880,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,880,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 29355M200	Page 3 of 4 Pages

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on April 10, 2008 and Amendment No. 1 thereto filed on July 31, 2008 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4(a)	Amount beneficially owned:

As of December 31, 2008, the Reporting Person may have been deemed to beneficially own in the aggregate 2,880,000 shares of Common Stock of the Company, or approximately 14.0% of the Common Stock then outstanding. This percentage is based on 20,635,041 shares of Common Stock of the Company outstanding as of September 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the Commission on November 13, 2008.

4(b)	Percent of Class:
See Item 4(a) above.
4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 2,880,000
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 2,880,000
(iv)	shared power to dispose or to direct the disposition of: 0
Item 6	Ownership of more than Five Percent on behalf of another person:

The Reporting Person is an asset manager licensed by the Netherlands Securities Regulator and manages assets of The Shell Group and its subsidiaries and affiliates, including certain pension plans organized for the benefit of employees of The Shell Group. As such, The Shell Group and such subsidiaries and affiliates, including such pension plans, have the right to the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13G as being beneficially owned by the Reporting Person.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29355M200	Page 4 of 4 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009

SHELL ASSET MANAGEMENT COMPANY BV
By:	/s/ O.F. Capon
Name: O.F. Capon Title: Authorized Signatory
By:	/s/ M.A. Boorsma
Name: M.A. Boorsma Title: Authorized Signatory